

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

John Rogers
Chief Financial Officer
WPP plc
Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL

Re: WPP plc
Form 20-F for Fiscal Year Ended December 31, 2019
Filed April 30, 2020
File No. 001-38303

Dear Mr. Rogers:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Financial Statements
Note 11. Analysis of Cash Flows, page F-27

1. It appears you have bank overdrafts as of the end of each period presented in your Form 20-F and your Form 6-K submitted September 3, 2020. Please tell us how you determined that these bank overdrafts met the criteria in paragraphs 7 to 9 of IAS 7 to be included in cash and cash equivalents. In doing so, please explain the terms of these bank overdrafts and whether they are repayable on demand. Further, explain in detail how you concluded that these bank overdrafts form an integral part of your cash management and do not represent a form of financing. Also, demonstrate for us that the balances often fluctuated to being positive during each period presented in your Form 20-F and your Form 6-K submitted September 3, 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services